Dillard’s Inc.

1600 Cantrell Road – P.O. Box 486 – Little Rock, Arkansas  72203

Telephone:  501-376-5200  Fax:  501-376-5917

James I. Freeman

Senior Vice-President

Chief Financial Officer

Telephone:  501-376-5980

Fax:  501-376-5917

June 28, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:  Andrew D. Mew

Re:                           Dillard’s, Inc. (File No. 001-06140)

Response to SEC Comment Letter dated June 4, 2012

Dear Mr. Mew:

On behalf of Dillard’s, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 4, 2012 (the “Comment Letter”) relating to the following Company filings:

•                  Form 10-K for the fiscal year ended January 28, 2012 filed March 22, 2012

For the Staff’s convenience, the comments of the Staff are reproduced in bold font below and are followed in each case by the response of the Company.

Form 10-K for the fiscal year ended January 28, 2012

Item 8. Financial Statements and Supplementary Data

Note 1. Description of Business and Summary of Significant Accounting Policies, page F-9

Cash Equivalents, page F-9

1.              We note your response to prior comment 1. Certificates of deposits with durations to maturity from their purchase date exceeding three months do not meet the definition of cash equivalents. Please revise your balance sheets, statements of cash flows and related disclosure accordingly.

Response:

The Company agrees that FASB ASC 305-10-20, when defining Cash Equivalents states that “generally, only investments with original maturities of three months or less qualify under that definition (emphasis added).”  However, the Company further observes that FASB ASC 305-10-20, when defining Cash notes that “Cash also includes other kinds of accounts that have the general characteristics of demand deposits in that the customer may deposit additional funds at any time and also effectively may withdraw funds at any time without prior notice or penalty (emphasis added).”  The certificates of deposit (“CDs”) allow the Company to withdraw the balances at any time without penalty and to replenish such funds at any time during the term of the CDs.  The Company has in fact from time to time withdrawn and replenished funds in these CDs during their term.  Since these CDs clearly have the general characteristics of demand deposits as outlined by FASB ASC 305-10-20, the Company asserts that they are properly classified as Cash.

In future filings, the Company will reclassify to other current assets the balances and cash flows for those Certificates of deposit for which the Company would incur a penalty for early withdrawal and which had a duration to maturity of three months or more at their purchase date.

Merchandise Inventories, page F-9

2.              We note your response to prior comment 2. You indicate that you made no adjustments to your inventory because your inventory is stated at FIFO cost prior to the application of any LIFO adjustment. Please refer to your statement that the LIFO method, after a lower of cost or market adjustment, approximated the cost of inventories using the FIFO method. Since you made no adjustment, tell us the amount of your inventories valued at the lower of cost or market using LIFO RIM and why LIFO RIM reasonably approximates FIFO in this situation.

Response:

The Company would generally record a LIFO adjustment in those instances where the LIFO inventory value is lower than the FIFO inventory value.  For the past several years, the Company’s LIFO inventory value has been greater than its FIFO inventory value, therefore, no LIFO adjustment has been recorded.  The adjustment that the Company did make was to reduce the LIFO carrying value to the FIFO carrying value, which approximates the lower of cost or market measure as detailed in the Company’s response to Comment 3, below.

3.              We note your response to prior comment 3. Please explain in sufficient detail how you determined your inventories valued at the LIFO RIM would not be recoverable or substantially recoverable with an approximately normal profit upon sale in the ordinary course of business without performing a lower of cost or market analysis. You indicate in your response that inventories are stated at FIFO cost determined under the retail inventory method which approximates lower of cost or market value for each period. However, the guidance in FASB ASC 330-10-35, paragraphs 4 and 5 indicates that while replacement costs as measured by your FIFO cost may be lower, if evidence indicates that “cost,” that is at LIFO RIM, will be recovered with an approximately normal profit upon sale in the ordinary course of business, no loss should be recognized even though replacement costs are lower. In this regard, based on your gross profit disclosed in your Form 10-K on page 17 of approximately 36% and the retail value of your inventory at January 28, 2012 and January 29, 2011, please explain why you did not believe that your inventory valued at LIFO RIM would be recovered with an approximately normal profit when sold in the ordinary course of business.

Response:

The retail method of accounting for inventory has a wide acceptance in the department store industry.  Retailers utilizing this accounting method track the retail value of merchandise offered for sale at any point in time.  Retailers convert the current marked retail value to carrying value by multiplying the retail value by the retailer’s cost complement.

The basic retail inventory method formula utilized in the FIFO retail inventory methods is shown below:

Beginning Inventory (Cost)	Beginning Inventory (Retail)
+ Purchases (Cost)	+ Purchases (Retail)
+ Freight (Cost)	+ Markups (Retail)
- Purchase Discounts (Cost)	- Markup Cancellations (Retail)
= Goods Available For Sale (Cost)	= Goods Available For Sale (Retail)
- Net Markdowns
- Estimated & Actual Shrinkage
- Sales
= Ending Inventory (Cost)*	= Ending Inventory (Retail)

* Calculated as the ratio of Goods Available For Sale (GAFS) at cost divided by GAFS at Retail multiplied times Ending Inventory at retail.

In the FIFO retail inventory method, the ratio of GAFS at cost to GAFS at retail is referred to as the cost complement.  The cost complement is calculated on a year-to-date basis.  The cost complement is then applied to ending inventory at retail in order to calculate ending inventory at cost.  Net markdowns are excluded from the calculation of the cost complement in order to better approximate the lower-of-average-cost-or-market, while preserving a normal profit margin in the ending inventory.

As a retailer’s inventory ages and remains unsold, the retail price is reduced (markdowns are taken) in order to stimulate sales.  Under the retail inventory method, the carrying value of this inventory is also reduced, since the reduced retail value is multiplied by the cost complement to arrive at carrying value.  Thus, the carrying value of inventory produced by the retail method, if adequate markdowns are currently taken, is a reasonable proxy for the lower of cost or market.  The Company believes this is what the accounting standard setters had in mind when addressing adjustments to lower of cost or market when they wrote FASB ASC 330-10-35-7, which states, in part, “the retail inventory method, if adequate markdowns are currently taken, accomplishes the objectives described herein.” Through the mechanics of the calculation, the FIFO retail inventory method also maintains the normal profit margin in the value of ending inventory regardless of the amount of markdowns.

The LIFO retail inventory method has several differences from the FIFO retail inventory method described above.  The major difference is in the calculation of the LIFO cost complement.  An illustration of the calculation of the cost complement for LIFO appears below:

Purchases (Cost)	Purchases (Retail)
+ Freight (Cost)	+ Markups (Retail)
- Purchase Discounts (Cost)	- Markup Cancellations (Retail)
- Net Markdowns (Retail)
= Goods Available For Sale (Cost)	= Goods Available For Sale (Retail)
- Estimated & Actual Shrinkage
- Sales
= Ending Inventory (Cost)*	= Ending Inventory (Retail)

* Calculated as the ratio of (Goods Available For Sale (GAFS) at cost divided by GAFS at Retail multiplied times Ending Inventory at retail.

The cost complement calculation for LIFO retail inventory does not consider beginning inventory values (i.e. only considers current year purchases).  Additionally, markdowns are offset against retail purchases for purposes of calculating the cost complement.  This results in a cost complement for LIFO purposes which exceeds the cost complement calculated using the retail inventory method for FIFO purposes.  In periods of low inflation and increasing markdowns, the cost calculated using the LIFO retail inventory method exceeds the cost calculated using the FIFO retail inventory method.

The retail value of the Company’s inventory at January 28, 2012 and January 29, 2011 represents the marked selling price of the merchandise being offered for sale at that point in time.  That retail value does not consider any additional markdowns that may be required to sell the merchandise on hand.  Had the Company not adjusted LIFO cost for a lower of cost or market adjustment, the gross margin the Company would have realized upon the sale of our year-end inventory would have resulted in gross margins significantly below 36% of sales. At both January 28, 2012 and January 29, 2011, the Company determined that its inventory at cost (i.e. LIFO) was in excess of the inventory’s net realizable value based on the company’s assessment of both the markdowns that would be needed to sell the inventory in the normal course and the company’s selling costs.  Accordingly, a lower of cost or market adjustment was appropriate in order to report approximately normal profits upon the sale of the inventory in the ordinary course of business.

The Company concludes that the carrying value of its inventory under the retail method (FIFO basis) is the lower of cost or market and properly reflects the “normal profit upon sale” as referred to in FASB ASC 330-10-35-5.

In future filings, the Company will amend its disclosure for merchandise inventories as follows:

“Merchandise Inventories—Approximately 97% of the inventories are valued at the lower of cost or market using the last-in, first-out retail inventory method (“LIFO RIM”). Under LIFO RIM, the valuation of inventories at cost and the resulting gross margins are calculated by applying a calculated cost to retail ratio to the retail value of inventories. LIFO RIM is an averaging method that is widely used in the retail industry due to its practicality. Inherent in the LIFO RIM calculation are certain significant management judgments including, among others, merchandise markon, markups, and markdowns, which significantly impact the ending inventory valuation at cost as well as the resulting gross margins. During periods of deflation, inventory values on the first-in, first-out retail inventory method (“FIFO RIM”) may be lower than the LIFO RIM method. Additionally, inventory values at LIFO RIM cost may be in excess of net realizable value.  At January 28, 2012 and January 29, 2011, the Company reduced the value of inventories on the LIFO RIM method to market value, which approximates the cost of inventories using the FIFO RIM method. Cost of sales during fiscal 2011, 2010 or 2009 under both the FIFO RIM and LIFO RIM methods was the same. The remaining 3% of the inventories are valued at the lower of cost or market using the average cost or specific identified cost methods.”

Gift Card Revenue Recognition, page F-12

4.              We note your response to prior comment 4. However, your gift card breakage classification is not consistent with the definition of cost of goods sold pursuant to Rule 5-03(b)2 of Regulation S-X and would appear to be more appropriately classified as other income instead of cost of sales. Please revise.

Response:

The Company does not believe that a reclassification of this magnitude is significant enough for the amendment of previous filings.  In future filings, the Company will classify gift card breakage as other income and will modify its disclosure as follows:  “Gift Card Revenue Recognition — The Company establishes a liability upon the sale of a gift card.  The liability is relieved and revenue is recognized when gift cards are redeemed for merchandise.  Gift card breakage income is determined based upon historical redemption patterns.  The Company uses a homogeneous pool to recognize gift card breakage and will recognize income over the period when the likelihood of the gift card being redeemed is remote and the Company determines that it does not have a legal obligation to remit the value of unredeemed gift cards to the relevant jurisdiction as abandoned property.  At that time, the Company will recognize breakage income over the performance period for those gift cards (i.e. 60 months) and will record it in service charges and other income.  As of January 28, 2012 and January 29, 2011, gift card liabilities of $57.5 million and $57.4 million, respectively, were included in trade accounts payable and accrued expenses and other liabilities.”

In connection with responding to your comments, we acknowledge that:

1.                                       The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.                                       Staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

3.                                       The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James I. Freeman
James I. Freeman
Senior Vice President and Chief Financial Officer